SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2006

                  MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.



6-K Items

     1. Press release re MTS Announces Date of Fourth Quarter 2005 Results dated February 2, 2006.

                                                                          ITEM 1

Press Release                    Source: MTS - Mer Telemanagement Solutions Ltd.

MTS Announces Date of Fourth Quarter 2005 Results

Thursday February 2, 8:30 am ET

RA'ANANA, Israel, Feb. 2 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq SmallCap: MTSL - News), a global provider of business support systems for comprehensive telecommunication management and customer care & billing solutions, will announce its fourth quarter and fiscal year 2005 financial results on Thursday, February 9.

A conference call is scheduled for 11:00 a.m. ET/6:00 p.m. Israel time on Thursday, February 9. To access the conference call, please dial +1-877-270-4109 (U.S.), +1-809 457 877 (toll-free in Israel) or +1-706-679-0560 (international), at least 10 minutes prior to commencement of the call. Reference the MTS conference call or conference ID #5040984.

On the call, Eytan Bar, President and Chief Executive Officer, and Shlomi Hagai, Corporate Chief Operating Officer and Chief Financial Officer, will review the company's financial results for the fourth quarter and fiscal year 2005. In addition, management will be available for questions from the investment community.

A replay of the call will be available from 2:00 p.m. ET/9:00 p.m. Israel time on February 9 through 11:59 p.m. ET on February 16/6:59 a.m. Israel time on February 17. To access the replay, please dial +1-800-642-1687 (U.S.), +1-809 458 731 (toll-free in Israel) or +1-706-645-9291 (international) and enter conference ID #5040984.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a global provider of business support systems for comprehensive telecommunication management and customer care & billing solutions. MTS' business support system is a full-featured customized solution for telecommunications management, Interconnect and customer care & billing. Its telecommunications expense management solution is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology operations, and to significantly reduce associated costs. Its service providers and carriers solutions are used to support sophisticated billing, web-based self- provisioning, partners management and interconnect billing.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

    Contacts:
     Company                                 Investor Relations:
     Shlomi Hagai                            Kathy Price
     Corporate COO & CFO                     Deputy Managing Director
     MTS - MER Telemanagement Solutions      The Global Consulting Group
     Tel: +972-9762-1733                     Tel: +1-646-284-9430
     Email: Shlomi.Hagai@mtsint.com          Email: kprice@hfgcg.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                    (Registrant)



                                            By: /s/Eytan Bar
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                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date: February 2, 2006